                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                             --------------------


                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.

[VASTAR LETTERHEAD]

                                                                  NR00-12
                                                                  April 27, 2000
FOR IMMEDIATE RELEASE

VASTAR MAKES SIGNIFICANT DEEPWATER DISCOVERY
--------------------------------------------

ON ENTRADA PROSPECT; UPDATES DEEPWATER PROGRESS
-----------------------------------------------

     Houston, Texas -- Vastar Resources, Inc. (NYSE: VRI) today announced that an exploratory well testing the Entrada prospect on Garden Banks block 782 in the Gulf of Mexico has made a significant deepwater discovery, the company's fourth since initiating deepwater drilling in 1997. Vastar also announced an accelerated production target date of late 2002 for its Horn Mountain field on Mississippi Canyon blocks 126/127, as well as its first deepwater production, from the King field on Mississippi Canyon block 764.

     On the Entrada prospect, the Garden Banks 782 #1 exploratory well encountered over 360 net feet of pay in four high-quality intervals. These zones were found at the predicted depths and generally met or exceeded anticipated thickness.

     "We are pleased with the new discovery as our deepwater program continues to generate superior results," said Philip G. Behrman, Vastar's acting vice president of Exploration and Land. "Although additional drilling is needed to fully define Entrada's potential, we are encouraged by the results so far."

     Vastar currently plans to keep the rig on location to conduct appraisal drilling at Entrada that will target additional shallow and deep objectives that could not be penetrated from the initial wellbore. The #1 well, located in 4,642 feet of water, was drilled to a true vertical depth of 15,717 feet.

     Vastar holds 80 percent working interest in and serves as operator of block 782, adjacent blocks 826/827 and nearby block 785, with Callon Petroleum Company (NYSE: CPE) holding 20 percent working interest in all four blocks. Following the completion of drilling at Entrada, Vastar plans its next deepwater exploratory well to test the Aspen prospect on Green Canyon block 243.

     In additional deepwater news, Vastar announced an accelerated schedule for initial production from the Horn Mountain field, which was discovered in August 1999 and is estimated to hold potential reserves of at least 150 million barrels of oil equivalent. First production from the field, originally targeted for mid-2004, is now expected by late 2002. Peak gross flow rates of 70,000 barrels of oil equivalent per day are expected by mid-2003.

     The accelerated schedule results from rapid design progress by Vastar and its partner Occidental Petroleum Corporation (NYSE: OXY). The companies expect to complete project design by June 2000. Vastar serves as operator of the field with a two-thirds interest, with Occidental holding a one-third interest.

     Vastar also announced the initiation of its first deepwater production from the King field on April 19. Gross production is approximately 6,100 barrels of oil equivalent per day from a subsea completion of the discovery well. The rate is currently limited by the processing capacity available on a nearby platform.

     Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is active in more than 100 key producing fields, with production in the Gulf of Mexico shelf and deepwater, Gulf Coast, Rocky Mountains and Mid-Continent areas. Additional information on Vastar is available on the company's website at www.vastar.com.

                                      ###

Contacts:  James Bartlett (281) 584-3448 (media)

           Ellen DeSanctis (281) 584-3477 (financial)

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain assumptions, risks and uncertainties which, in the event actual results were different from those predicted by the company, could negatively impact future results, plans and expectations. Actual results could differ materially from expectations based upon numerous factors, including: (i) the volatility and level of hydrocarbon commodity prices, (ii) lower than expected production rates due to capacity restraints on pipeline systems, other infrastructure or other reasons, (iii) the inexact nature of reserve estimates, (iv) the legal and/or regulatory environment, (v) drilling and operating risks, (vi) competition,
(vii) certain natural gas marketing matters and (viii) the outcome of the proposed acquisition transaction relating to the company's publicly-owned common stock as previously announced by BP Amoco p.l.c. Further details with respect to some of the above as well as other assumptions, risks and uncertainties are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the material on pages 12-14 in the company's Report on Form 10-K for the year ended December 31, 1999.

Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer referred to in this press release when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.